Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES SECOND
QUARTER FISCAL 2009 RESULTS

Edmonton, Alberta, November 6, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months (second quarter) and six months (first half) ended September 30, 2008.

All dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights (dollars in millions)

	Three Months Ended Sept 30,		Six Months Ended Sept 30,
	2008	2007	2008	2007
		restated (1)		restated (1)

Revenue	$280.3	$223.6	$539.3	$391.2
Gross profit	$44.3	$35.2	$91.9	$50.1
Gross profit per cent	15.8%	15.7%	17.0%	12.8%
Operating income	$23.0	$17.1	$50.0	$16.6
Net income	$(1.2)	$3.2	$17.9	$(5.4)
Consolidated EBITDA (2)	$36.2	$27.9	$73.0	$37.6
Capital spending	$16.2	$33.4	$75.5	$43.5

1.	See “Restatement September 30, 2007” at the end of this release.

2.
For a definition of Consolidated EBITDA (as defined within the revolving credit agreement) and reconciliation to net income see “Non-GAAP Financial Measures” at the end of this release.  The term “as defined within the revolving credit agreement” replaces the term “per bank” used in prior filings. The definition of Consolidated EBITDA has not changed.

The Company continued to achieve strong growth in the second quarter and first half of fiscal 2009, with significant year-over-year gains in revenue, operating income and Consolidated EBITDA. A second quarter accounting loss of $1.2 million was recorded as a result of the impact of unrealized losses on foreign exchange and derivative financial instruments. The company does not plan to take any steps to realize either losses or gains on changes in foreign exchange or derivative financial instruments. Excluding these non-cash items, net income also increased during the second quarter.

“Our operating results continued to strengthen with growing demand for recurring oil sands services having a positive impact on our business,” said Rod Ruston, President and CEO. “The volume of work from operational oil sands mines has grown significantly over the past year, driving demand for the mining, overburden removal and hauling services that are the Company's specialty. Recurring services represented 60% of our oil sands-related revenue over the last twelve months, up from 47% a year ago.”

NEWS RELEASE

“We anticipate, on a go forward basis, that recurring services will become an even more dominant part of our revenue mix. We do not expect the volatile market environment to have an adverse effect on production levels at existing mines since these operations need to operate at full capacity to maintain competitive operating costs. In fact, there is potential for our recurring business to expand as new mines and expansions move into the operational phase and existing mines expand their footprint as a natural progression of the mining process. Accordingly, we expect that demand for our mining and other recurring services will continue to gain momentum. This should help to offset the impact of expected delays to some of the more capital-intensive downstream construction projects in the oil sands. Our expectation for strong performance in fiscal 2009 remains unchanged,” said Mr. Ruston.

Consolidated Results for the Second Quarter of Fiscal 2009 Compared to the Second Quarter of Fiscal 2008

Second quarter consolidated revenue increased to $280.3 million, a 25.4% improvement over the same period last year.  The $56.7 million gain was led by continued strong revenue growth across the Company’s operations, with particularly strong gains in Heavy Construction and Mining and Pipeline.

Second quarter gross profit increased 25.9% to $44.3 million from $35.2 million last year on higher revenues. Gross margin increased slightly to 15.8% from 15.7% with gains in Heavy Construction and Mining and Pipeline margins offsetting a decline in Piling segment margins.

Second quarter operating income increased to $23.0 million, from $17.1 million in the prior year. The improvement resulted from higher gross profit and a reduction of general and administrative (G&A) expense as a percentage of revenue to 6.9% from 7.8% in the prior year.

A net loss of $1.2 million (basic loss per share of $0.03) was recorded for the second quarter of fiscal 2009, compared to net income of $3.2 million (basic net income per share of $0.09) last year.  The year-over-year change reflects the impact of unrealized foreign exchange and derivative financial instruments losses, primarily resulting from the depreciating Canadian dollar.  Excluding these non-cash items, basic earnings per share would have been $0.30 per share, up from $0.20 per share for the second quarter of fiscal 2008.

Consolidated Results for the First Six Months of Fiscal 2009 Compared to the First Six Months of Fiscal 2008

First half consolidated revenue increased to $539.3 million, a 37.9% gain over the same period last year.  While revenue gains were achieved across all operating segments, the most significant increases were achieved in the Heavy Construction and Mining and Pipeline segments.

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First half gross profit increased 83.4% to $91.9 million, from $50.1 million a year ago, reflecting higher revenues and improved gross margins. Gross margin, as a percentage of revenue, increased to 17.0% for the first half, up from 12.8% a year ago. This improvement primarily reflects the Pipeline segment’s return to profitability, the partial recovery of losses incurred on a Pipeline contract executed in fiscal 2007 and improvement in the management and purchasing of tires.

First half operating income increased to $50.0 million, from $16.6 million last year. The significant improvement reflects higher gross profit and declining G&A expense as a percentage of revenue.

The Company reported net income of $17.9 million (basic earnings per share of $0.50), up from a net loss of $5.4 million (basic loss per share of $0.15) last year. This improvement reflects strong revenue and gross profit results, partially offset by the impact of unrealized foreign exchange and derivative financial instruments losses.  Excluding these non-cash items, basic earnings per share would have been $0.72 per share for the first half, compared to $0.06 per share last year.

Segment Financial Highlights (dollars in millions)

	Three Months Ended Sept 30,		Six Months Ended Sept 30,
	2008	2007	2008	2007

Heavy Construction and Mining
Revenue	$176.1	$149.8	$365.5	$276.7
Segment profit	$26.5	$21.0	$47.9	$40.5
Segment profit percentage	15.0%	14.0%	13.1%	14.6%

Piling
Revenue	$48.6	$42.4	$91.1	$77.9
Segment profit	$11.0	$11.1	$19.7	$20.3
Segment profit percentage	22.6%	26.2%	21.6%	26.1%

Pipeline
Revenue	$55.6	$31.3	$82.6	$36.5
Segment profit	$8.0	$2.4	$16.9	$1.2
Segment profit percentage	14.4%	7.7%	20.5%	3.3%

Heavy Construction and Mining segment revenue in the second quarter increased to $176.1 million, a 17.6% improvement over the prior year. First half Heavy Construction and Mining revenues of $365.5 million were 32.1% higher than last year. The revenue improvement for the two periods reflects both increased demand for recurring services from oil sands projects in the stable, operational phase of their lifecycles and work on new project developments. Services provided to Albian Sands Energy Inc. (Albian) and Syncrude Canada Ltd. (Syncrude) under master services agreements continued to grow.

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In addition, construction activity at Suncor Energy Inc.’s (Suncor) Voyageur project and site preparation at Petro-Canada’s new Fort Hill’s oil sands projects contributed to revenue growth during the quarter.

Second quarter Heavy Construction and Mining segment margin, as a percentage of revenue, increased to 15.0%, from 14.0% last year, as a result of the growing percentage of higher-margin site services and site preparation work in the revenue mix.  First half, segment margin decreased to 13.1% from 14.6%, primarily reflecting the negative impact of first quarter production challenges on a single project.

Piling segment revenue grew by 14.6% to $48.6 million in the second quarter and 16.9% to $91.1 million in the first half, compared to the same periods last year. Work on several major oil sands-related plant and upgrader projects was a significant contributor to the revenue growth in both periods.

An increased proportion of lower-margin, lower-risk time-and-materials projects resulted in the dilution of second quarter Piling segment margins to 22.6%, from 26.2% a year ago and to the year-over-year decline in first half segment margins to 21.6% from 26.1%.

In the Pipeline segment, the TMX Anchor Loop project continued to drive revenue growth. Second quarter Pipeline revenues of $55.6 million were 77.6% higher year-over-year, while six-month revenues of $82.6 million were 126.3% higher.

Pipeline margins also improved significantly, with second quarter margins of 14.4% up from 7.7% last year, while first half margins increased to 20.5% from 3.3% a year ago. In comparing margin results for the two fiscal year periods, it is important to note that first half margins last year were negatively impacted by the recognition of $2.0 million in previously unrecognized costs related to a fixed-priced contract. Margins for the first half of this year have subsequently benefited from the realization of $5.3 million in related claims revenue.  Excluding the impact of these items, second quarter Pipeline margin would have been 15.0% compared to 14.7% last year, while first half margins would have been 15.0% compared to 8.8% a year ago.

Outlook

To date, demand for recurring services from operational oil sands mines has been unaffected by volatile commodity, equity and credit market conditions. Unlike conventional oil operations, existing oil sands operations are largely unaffected by fluctuations in oil prices as these projects need to be operated at full capacity to maintain a competitive unit production cost. Going forward, demand for recurring services is expected to continue growing at a strong pace as the geographical footprints of existing mines grow, a natural progression of the mining process and as expansions and new mines come on-line.

NEWS RELEASE

The Company’s construction and piling business could experience some near-term reduction in demand due to announced delays in upgrader projects. While current economic uncertainties could also have a moderating effect on commercial construction activities in Western Canada, infrastructure spending is expected to remain robust, particularly in Alberta, which has committed $120 billion to infrastructure improvements over the next 20 years.

As previously announced, the Company expects that Pipeline segment revenues will decline sharply in the third quarter following completion of the TMX project. The Company is currently looking at several new pipeline opportunities.

Overall, North American Energy Partners believes that the growing opportunities for recurring services, its strong market position and stable financial position will enable the Company to manage effectively through the current economic uncertainty.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its second quarter, 2009 fiscal year financial results tomorrow, Friday, November 7, 2008, at 9:30 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-866-585-6398 or International: 1-416-849-9626

A replay will be available through November 28, 2008 by dialing:

Toll Free: 1-866-245-6755 International: 1-416-915-1035 (Passcode: 974556)

NEWS RELEASE

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)
	September 30, 2008	March 31, 2008
Assets	(unaudited)

Current assets:
Cash and cash equivalents	$—	$32,871
Accounts receivable	138,644	166,002
Unbilled revenue	110,160	70,883
Inventory	9,403	110
Prepaid expenses and deposits	8,387	9,300
Other assets	—	3,703
Future income taxes	7,290	8,217
	273,884	291,086

Future income taxes	11,591	18,199
Assets held for sale	856	1,074
Plant and equipment	335,762	281,039
Goodwill	200,072	200,072
Intangible assets, net of accumulated amortization of $2,659 (March 31, 2008 — $2,105)	1,574	2,128
	$823,739	$793,598

Liabilities and Shareholders’ Equity

Current liabilities:
Cheques issued in excess of cash deposits	311	—
Accounts payable	95,811	113,143
Accrued liabilities	38,983	45,078
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	13,593	4,772
Current portion of capital lease obligations	5,398	4,733
Current portion of derivative financial instruments	7,203	4,720
Future income taxes	12,283	10,907
	173,582	183,353

Revolving credit facility	10,000	—
Deferred lease inducements	888	941
Capital lease obligations	11,804	10,043
Director deferred stock unit liability	421	190
Senior notes	211,843	198,245
Derivative financial instruments	87,629	93,019
Asset retirement obligation	417	—
Future income taxes	23,149	24,443
	519,733	510,234

Shareholders’ equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — 36,038,476 voting common shares (March 31, 2008 — 35,929,476 voting common shares)	299,973	298,436
Contributed surplus	4,455	4,215
Deficit	(422)	(19,287)
	304,006	283,364
$823,739	$793,598

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Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Six months ended September 30
	2008	2007 Restated	2008	2007 Restated
Revenue	$280,283	$223,575	$539,270	$391,202
Project costs	154,961	135,266	303,592	229,939
Equipment costs	60,787	42,212	106,597	87,351
Equipment operating lease expense	9,586	3,569	18,384	7,504
Depreciation	10,668	7,318	18,826	16,294
Gross profit	44,281	35,210	91,871	50,114
General and administrative costs	19,345	17,360	38,561	31,987
Loss on disposal of plant and equipment	1,612	576	2,756	845
Loss on disposal of asset held for sale	2	—	24	316
Amortization of intangible assets	276	182	554	323
Operating income before the undernoted	23,046	17,092	49,976	16,643
Interest expense	6,440	6,196	12,889	12,934
Foreign exchange loss/(gain)	8,236	(14,252)	6,595	(31,352)
Realized and unrealized loss on derivative financial instruments	7,618	19,686	5,353	41,200
Other income	(3)	(128)	(21)	(236)
(Loss) income before income taxes	755	5,590	25,160	(5,903)
Income taxes:
Current income taxes	62	—	62	21
Future income taxes	1,915	2,414	7,224	(518)
Net (loss) income and comprehensive (loss) income for the period	(1,222)	3,176	17,874	(5,406)
Retained earnings (deficit), beginning of period — as previously reported	800	(67,653)	(19,287)	(55,526)
Change in accounting policy related to financial instruments	—	—	—	(3,545)
Change in accounting policy related to inventories	—	—	991	—
Deficit, end of period	$(422)	$(64,477)	$(422)	$(64,477)
Net (loss) income per share – basic	$(0.03)	$0.09	$0.50	$(0.15)
Net (loss) income per share – diluted	$(0.03)	$0.09	$0.48	$(0.15)

NEWS RELEASE

Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Six months ended September 30
	2008	2007 Restated	2008	2007 Restated
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(1,222)	$3,176	$17,874	$(5,406)
Items not affecting cash:
Depreciation	10,668	7,318	18,826	16,294
Write-down of other assets to replacement cost	—	1,848	—	1,848
Amortization of intangible assets	276	182	554	323
Amortization of deferred lease inducements	(27)	(52)	(53)	(52)
Loss on disposal of plant and equipment	1,612	576	2,756	845
Loss on disposal of assets held for sale	2	—	24	316
Unrealized foreign exchange (gain)/loss on senior notes	8,147	(13,864)	6,316	(31,014)
Amortization of bond issue costs, premiums, and financing costs	184	110	358	507
Unrealized change in the fair value of derivative financial instruments	6,950	19,019	4,017	39,865
Stock-based compensation expense	670	388	1,306	747
Accretion expense – asset retirement obligation	57	—	106	—
Future income taxes	1,915	2,414	7,224	(518)
Net changes in non-cash working capital	(38,342)	1,175	(35,077)	4,825
	(9,110)	22,290	24,231	28,580
Investing activities:
Acquisition, net of cash acquired	—	—	—	(1,581)
Purchase of plant and equipment	(16,177)	(33,352)	(75,526)	(43,545)
Additions to assets held for sale	—	—	—	(2,248)
Proceeds on disposal of plant and equipment	3,296	226	4,648	3,916
Proceeds on disposal of assets held for sale	2	—	194	10,200
Net changes in non-cash working capital	(38,214)	17,493	5,259	14,249
	(51,093)	(15,633)	(65,425)	(19,009)
Financing activities:
Cheques issued excess of cash deposits	311	—	311	—
Increase (decrease) in revolving credit facility	10,000	(20,000)	10,000	(20,500)
Repayment of capital lease obligations	(1,465)	(806)	(2,690)	(1,608)
Issue of common shares	—	—	—	740
Stock options exercised	25	—	702	—
Financing costs	—	—	—	(767)
	8,871	(20,806)	8,323	(22,135)

Increase (decrease) in cash and cash equivalents	(51,332)	(14,149)	(32,871)	(12,564)
Cash and cash equivalents, beginning of period	51,332	9,480	32,871	7,895
Cash and cash equivalents, end of period	$—	$(4,669)	$—	$(4,669)

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Restatement September 30, 2007

In preparing the financial statements for the year ended March 31, 2008, the Company determined that the previously issued interim unaudited consolidated financial statements for the three and six months ended September 30, 2007 did not properly account for an embedded derivative with respect to price escalation features in a supplier maintenance contract.

The embedded derivative has been measured at fair value and included in derivative financial instruments on the consolidated balance sheet with changes in fair value recognized in net income. The impact of this restatement on the interim unaudited consolidated balance sheet for the three and six months ended September 30, 2007 is a $0.4 million reduction to future income taxes (long-term assets), a $1.6 million reduction to derivative financial instruments and a $1.1 million improvement to deficit. The impact on the interim consolidated statement of operations and comprehensive income (loss) for the three and six months ended September 30, 2007 is an adjustment to unrealized loss on derivative financial instruments and income tax expense. For the three months ended September 30, 2007, this resulted in an improvement to net income of $1.1 million (restated as net income of $3.2 million) and an improvement to basic and diluted earnings per share of $0.03 per share (restated as $0.09 earnings per share). For the six months ended September 30, 2007, this resulted in an improvement to net loss of $2.8 million (restated as a loss of $5.4 million) and an improvement to basic and diluted loss per share of $0.08 per share (restated as $0.15 loss per share).

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company is Consolidated EBITDA (as defined within the revolving credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income (loss) reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the non-GAAP financial measures and their reconciliation to reported net income and should not consider these non-GAAP financial measures in isolation or as substitutes for analysis of the Company’s results as reported under Canadian GAAP or US GAAP.

Consolidated EBITDA (as defined within the revolving credit agreement)

EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is a measure defined by our revolving credit facility.  This measure is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the

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calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or US GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP.  For example, EBITDA and Consolidated EBITDA:

•	do not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	do not reflect changes in cash requirements for our working capital needs;

•	do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	exclude tax payments that represent a reduction in cash available to the Company; and

•	do not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. The term “as defined within the revolving credit agreement” replaces the term “per bank” used in prior filings. The definition has not changed.

A reconciliation of net income (loss) to Consolidated EBITDA (as defined within the revolving credit agreement) is as follows:

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Consolidated EBITDA (as defined within the revolving credit agreement)

	Three Months Ended Sept 30,		Six Months Ended Sept 30,
	2008	2007	2008	2007

Net income	$(1.2)	$3.2	$17.9	$(5.4)
Adjustments:
Interest expense	$6.4	$6.2	$12.9	$12.9
Income taxes	$2.0	$2.4	$7.3	$(0.5)
Depreciation	$10.7	$7.3	$18.8	$16.3
Amortization of intangible assets	$0.3	$0.2	$0.6	$0.3
Unrealized foreign exchange (gain) loss on senior notes	$8.1	$(13.9)	$6.3	$(31.0)
Realized and unrealized (gain) loss on derivative financial instruments	$7.6	$19.7	$5.3	$41.2
Loss (gain) on disposal of equipment	$1.6	$0.6	$2.8	$1.2
Stock-based compensation	$0.7	$0.4	$1.1	$0.8
Write off of deferred financing costs	$-	$-	$-	$-
Write down of other assets to replacement cost	$-	$1.8	$-	$1.8
Consolidated EBITDA	$36.2	$27.9	$73.0	$37.6

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe”, "expect”, "anticipate”, "intend”, "plan”, "estimate”, "should”, "may”, "objective”, "projection”, "forecast”, "continue”, "strategy”, "position” or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this document.

Examples of such forward looking information in this document include but are not limited to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) recurring services becoming an even more dominant part of the Company’s revenue mix, (2) the volatile market environment not adversely affecting production levels at existing mines, (3) the Company’s recurring business expanding as new mines and expansions move into the operational phase and existing mines expand their footprint as a natural progression of the mining process, (4)

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demand for the Company’s mining and other recurring services continuing to gain momentum, (5) infrastructure spending remaining robust, particularly in Alberta, (6) expected delays to some of the more capital-intensive downstream construction projects in the oil sands and (7) economic uncertainties having a moderating effect on commercial construction activities in Western Canada; is subject to the risks and uncertainies that there could be a downturn in the Canadian energy industry due to fluctuations in oil prices, anticipated major projects in the oil sands may or may not materialize due to changes in the long-term view of oil prices, insufficient pipeline upgrading and refining capacity and/or insufficient governmental infrastructure to support the growth in the oil sands region could cause customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, the Company could lose a customer and suffer a significant reduction in business and cost overruns by customers on their projects may cause customers to terminate future projects; and is based on the assumption that long-term views of the economic viability of oil sands projects will not significantly change; and

(B) information related to the future performance of the Company, including (1) the Company’s strong performance in fiscal 2009 (2) the Pipeline segment revenues declining sharply in the third quarter and (3) management’s ability to manage the business effectively through the current economic uncertainty is subject to the risks and uncertainties that; the Company may be unsuccessful when new projects are tendered, the Company may be exposed to losses when estimates of project costs are lower than actual costs or work is delayed due to weather-related factors, the Company may be unable to attract qualified personnel, the Company may be unable to obtain equipment and tires, the Company may not be able to secure financing at a reasonable cost for equipment purchases; and is based on the assumptions that that the Company is successful in the bidding process, the Company can continue to execute profitably under its contracts and secure financing for equipment purchases.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimated expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors

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highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Form 40-F and annual information form filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the United States Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA). You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca

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